UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2020
Commission File Number 1-11414
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)
Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Registrant’s Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☒

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 27, 2020
FOREIGN TRADE BANK OF LATIN AMERICA, INC. (Registrant)
By:	/s/ Cameron Letters
Name:	Cameron Letters
Title:	General Manager

Bladex

Proxy Statement

and Notice of Annual Meeting of Shareholders

2020

Street address: Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este Mailing address: P.O. Box 0819-08730 Panama City, Republic of Panama
March 26, 2020	Proxy Logistics At A Glance DATE April 29, 2020 TIME 10:30 a.m. (Panama Time) VIRTUAL MEETING WEBSITE ADDRESS www.virtualshareholder-meeting.com/BLX2020 RECORD DATE March 23, 2020

Dear Shareholder:

As the coronavirus (COVID-19) continues to spread, Banco Latinoamericano de Comercio Exterior, S.A. (Bladex), has a heightened awareness of and appreciation for our shareholders and employees that may be affected. After careful consideration, Bladex has decided to hold a virtual 2020 Annual Meeting of Shareholders (the “Annual Meeting”). We at Bladex feel this is in the best interests for our shareholders’ and employees’ health in light of the latest information and advice regarding the spread of the coronavirus.

The Annual Meeting will be held virtually at 10:30 a.m. (Panama time) on April 29, 2020. You will be able to participate in the Annual Meeting, vote your shares electronically and submit your questions during the live webcast by visiting www.virtualshareholdermeeting.com/BLX2020 and entering your 16-digit control number found on the enclosed voting form.

At the Annual Meeting, the holders of the shares of all classes of the Bank’s common stock will be asked to vote:

1) to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2019 (Proposal 1);

2) to ratify the appointment of KPMG (“KPMG”) as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2020 (Proposal 2);

3) to elect three directors (two directors to represent the holders of the Class A shares of the Bank’s common stock (“Class A Directors”) and one director to represent the holders of the Class E shares of the Bank’s common stock (“Class E Director”), each to serve a three-year term (Proposal 3);

4) to approve, on an advisory basis, the compensation of the Bank’s executive officers (Proposal 4);

5) to amend Article 12 of the Bank’s Articles of Incorporation to delete a provision that requires that the Board always nominate the Chief Executive Officer as one of the two Directors to be elected by the holders of all of the common shares (Proposal 5); and

6) to transact such other business as may properly come before the Annual Meeting.

Proposals 1, 2, 3, 4, and 5 are more fully described in the attached Proxy Statement. Also attached are a Notice of the Annual Meeting and a proxy card. Copies of the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2019, may be obtained by writing to Mrs. Ana Graciela de Méndez at Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama, or by visiting the “Investor Relations” section of the Bank’s website at https://www.bladex.com/en/investors.

Important notice to beneficial shareholders of Class E shares who hold their shares through a broker rather than directly in their own name: In accordance with the New York Stock Exchange (“NYSE”) rules, your broker will not be able to vote your shares with respect to any non-routine matters (including the election of directors) if you have not given your broker specific instructions to do so. There are two routine matters to be voted on at the Annual Meeting: the approval of the audited consolidated financial statements for the fiscal year ended December 31, 2019 and the ratification of the appointment of our independent registered public accounting firm for the fiscal year ending December 31, 2020. The election of directors, the advisory vote on executive compensation, and the vote to amend Article 12 of the Bank’s Articles of Incorporation are matters considered non-routine under applicable rules.
A broker or other nominee cannot vote without instructions from the beneficial owner on non-routine matters, and therefore broker non-votes may exist in connection with such proposals. Most of our outstanding shares are held in this manner, so it is important that you submit a vote. We strongly encourage all shareholders to vote. Please vote as soon as possible, even if you plan to attend the Annual Meeting in person.
To ensure that you are properly represented at the Annual Meeting as a shareholder, we ask that you please read and complete the enclosed materials promptly, and that you duly sign and date the proxy card with your vote. All shareholders shall have the option to use the Internet, telephone, or mail to vote their proxy in accordance with the instructions provided in their proxy cards. Should you attend the Annual Meeting in person, you will be able to vote in person if you so desire, regardless of whether you sent a proxy card.
The Board of Directors of the Bank (the “Board”) recommends that you vote FOR the proposals as set forth in the proxy card. Your vote and support are important to the Bank.
On behalf of the Board, we thank you for your cooperation and continued support, and look forward to your attendance at the virtual Annual Meeting on Wednesday, April 29, 2020.
Sincerely,

Jorge Luis Real
Secretary

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 29, 2020
NOTICE IS HEREBY GIVEN to all holders of the issued and outstanding shares of common stock of Banco Latinoamericano de Comercio Exterior, S.A., a banking institution incorporated in accordance with the laws of the Republic of Panama (hereinafter called the “Bank”), as of the record date set forth below, that the 2020 Annual Meeting of Shareholders (such meeting, including any postponements or adjournments thereof, hereinafter referred to as the “Annual Meeting”) of the Bank will be held virtually via live webcast at www.virtualshareholdermeeting.com/BLX2020 on Wednesday, April 29, 2020 at 10:30 a.m. (Panama time). Shareholders who participate in the Annual Meeting by way of the link above will be deemed to be “present in person,” as such term is used in this Proxy Statement, including for purposes of determining a quorum and counting votes.
The Annual Meeting will be held for the following purposes:
1)	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2019 (Proposal 1);
2)	to ratify the appointment of KPMG (“KPMG”) as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2020 (Proposal 2);
3)
to elect three directors (two directors to represent the holders of the Class A shares of the Bank’s common stock (“Class A Directors”) and one director to represent the holders of the Class E shares of the Bank’s common stock (“Class E Director”), each to serve a three-year term (Proposal 3);

4)	to approve, on an advisory basis, the compensation of the Bank’s executive officers (Proposal 4);
5)
to amend Article 12 of the Bank’s Articles of Incorporation to delete a provision that requires that the Board always nominate the Chief Executive Officer as one of the two Directors to be elected by the holders of all of the common shares (Proposal 5); and

6)	to transact such other business as may properly come before the Annual Meeting.
The Board has fixed the close of business on March 23, 2020 as the record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting. The presence (in person or by proxy) of holders representing at least one half (1∕2) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting generally. In addition, the presence (in person or by proxy) of holders representing at least one half (1∕2) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share, of each such class is necessary to constitute a quorum at the Annual Meeting for the purpose of electing directors of such class. If a quorum is not attained at the Annual Meeting scheduled to be held on Wednesday, April 29, 2020, at 10:30 a.m. (Panama time), then a second meeting will be held at 10:30 a.m. (Panama time) on Thursday, April 30, 2020, at the same location. At such second meeting, a quorum at the Annual Meeting generally will be constituted by the shareholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.

Shareholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the envelope provided, even if they expect to attend the Annual Meeting in person. Shareholders shall have the option to use the Internet, telephone or mail to vote their proxy in accordance with the instructions provided in their proxy cards. If shareholders attend the Annual Meeting, they may revoke their proxies and vote in person if they so desire, even if they have previously mailed their proxy cards.
The enclosed proxy card is being solicited by the Board. Each Proposal and the instructions for voting, in person or by proxy, are more fully described in the attached Proxy Statement.
By Order of the Board of Directors,

Jorge Luis Real
Secretary
March 26, 2020
YOUR VOTE IS IMPORTANT TO US. WHETHER OR NOT YOU PLAN TO PARTICIPATE IN THE LIVE WEBCAST OF OUR ANNUAL MEETING, WE HOPE YOU WILL VOTE AS SOON AS POSSIBLE. VOTING NOW AT WWW.PROXYVOTE.COM WILL ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING REGARDLESS OF WHETHER YOU
PARTICIPATE IN OUR LIVE WEBCAST. IF YOU HAVE ALREADY VOTED, THERE IS NO NEED TO VOTE AGAIN UNLESS YOU WISH TO CHANGE YOUR VOTE.

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
PROXY STATEMENT
FOR THE 2020 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 29, 2020
This Proxy Statement is being furnished to holders of shares of common stock of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the “Bank”) in connection with the solicitation by the Board of Directors of the Bank (the “Board”) of proxies to be used at the 2020 Annual Meeting of Shareholders (the “Annual Meeting”) to be held virtually via live webcast at www.virtualshareholdermeeting.com/BLX2020 on Wednesday, April 29, 2020, at 10:30 a.m. (Panama time), and at any postponements or adjournments thereof. Unless the context otherwise requires, all references to the Annual Meeting in this Proxy Statement will mean the Annual Meeting and any postponements or adjournments thereof. References to “$” are to United States dollars.
The Annual Meeting has been called for the following purposes:

1)	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2019 (See Proposal 1);
2)	to ratify the appointment of KPMG (“KPMG”) as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2020 (See Proposal 2);
3)
to elect three directors (two directors to represent the holders of the Class A shares of the Bank’s common stock (“Class A Directors”) and one director to represent the holders of the Class E shares of the Bank’s common stock (“Class E Director”), each to serve a three-year term (See Proposal 3);

4)	to approve, on an advisory basis, the compensation of the Bank’s executive officers (See Proposal 4);
5)
to amend Article 12 of the Bank’s Articles of Incorporation to delete a provision that requires that the Board always nominate the Chief Executive Officer as one of the two Directors to be elected by the holders of all of the common shares (Proposal 5); and

6)	to transact such other business as may properly come before the Annual Meeting.
The Board recommends that all shareholders vote FOR each of Proposal 1, Proposal 2, and Proposal 5. With respect to Proposal 3, the Board recommends that (i) all holders of the Class A shares (“Class A Shareholders”) vote FOR granting proxy holders the discretion to vote, in accordance with their best judgment, for any Class A Directors nominated at the Annual Meeting, and (ii) all holders of the Class E shares (“Class E Shareholders”) vote FOR Mario Covo as director to represent the holders of Class E shares of the Bank’s common stock. With respect to Proposal 4, the Board recommends that all shareholders vote FOR the approval, on an advisory basis, of the compensation of the Bank’s named executive officers as disclosed in “Compensation of Executive Officers and Directors” and the related narrative disclosure included elsewhere in this Proxy Statement. This Proxy Statement is being mailed to shareholders entitled to vote at the Annual Meeting on or about March 26, 2020. If the enclosed proxy card is properly executed and returned to the Bank in time to be voted at the Annual Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. Shareholders shall have the option to use the Internet, telephone or mail to vote their proxy in accordance with the instructions provided in their proxy cards. The participation of a shareholder at the Annual Meeting will not automatically revoke that shareholder’s proxy. Shareholders may, however, revoke a proxy at any time prior to its exercise by delivering to the Bank a duly executed proxy bearing a later date, by virtually attending the Annual Meeting and voting in person,
Proxy Statement 2020 1

PROXY STATEMENT
or by providing written notice of revocation to the Secretary of the Bank at Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama. Unless revoked or unless contrary instructions are given (either by voting in person or by subsequent proxy), if a proxy is duly signed, dated and returned, but has no indication of how the applicable shareholder wants to vote with respect to any of the proposals set forth in such proxy, then such proxy will be deemed to grant authorization to vote as follows: (1) FOR Proposal 1 to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2019; (2) FOR Proposal 2 to ratify the appointment of KPMG as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2020; (3) FOR Proposal 3 to grant proxy holders the discretion to vote, in accordance with their best judgment, to elect two directors to represent the Class A shares, and to elect Mario Covo as director to represent the holders of the Class E shares of the Bank’s common stock; (4) FOR Proposal 4 to approve, on an advisory basis, the compensation of the Bank’s named executive officers as disclosed in “Compensation of Executive Officers and Directors” and the related narrative disclosure; (5) FOR Proposal 5 to amend Article 12 of the Bank’s Articles of Incorporation to delete a provision that requires that the Board always nominate the Chief Executive Officer as one of the two Directors to be elected by the holders of all of the common shares (Proposal 5); and (6) in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting.
To reduce the expense of delivering duplicate proxy materials to our shareholders, we will be delivering only one set of proxy materials to multiple shareholders who share an address unless we receive contrary instructions from any shareholder at that address. This practice, known as “householding,” reduces duplicate mailings, saving printing and postage costs as well as natural resources. Each shareholder retains a separate right to vote on all matters presented at the Annual Meeting. If such a shareholder wishes to receive a separate set of proxy materials, the additional copy can be requested by contacting the Secretary of the Bank at Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama. A separate set of proxy materials will be sent promptly following receipt of the request. If such shareholder wishes to receive a separate set of proxy materials in the future, the request may be made at the same address provided above.
Solicitation
The cost of soliciting proxies will be borne by the Bank. In addition to the solicitation of proxies by mail, the Bank, through its directors, officers and other employees, may solicit proxies in person or by telephone, fax or e-mail. The Bank will also request persons, firms and corporations holding shares in their names or in the names of nominees, which are beneficially owned by others, to send the proxy material to, and obtain proxies from, such beneficial owners, and will reimburse such holders for their reasonable expenses in doing so. The Bank may engage a proxy soliciting firm to assist in the solicitation of proxies. The cost of the services provided by such firm is not expected to exceed $10,000, plus out-of-pocket expenses.
Voting, Outstanding Shares and Quorum
The Board of Directors established March 23, 2020 as our record date. Therefore, only shareholders of record of our common stock at the close of business on March 23, 2020 (the “Record Date”), may vote, either in person or by proxy, at the Annual Meeting. The shares of the Bank that entitle the holders of such shares to vote at the Annual Meeting consist of the Class A shares, Class B shares, and Class E shares, with each share entitling its owner to one vote per share at meetings of the shareholders of the Bank, except with respect to the election of directors.
For the election of directors, the votes of the holders of each class of shares of the Bank’s common stock will be counted separately as a class to elect the director(s) that represent such class.
The holders of each class of common stock have cumulative voting rights with respect to the election of directors, which means that the shareholders of each class have a number of votes equal to the number of shares of such class held by each shareholder, multiplied by the number of directors to be elected by such class. A shareholder can cast all of its votes in favor of one candidate, or distribute them among the directors to be elected, as the shareholder may decide. The candidates who receive the most favorable votes are elected as directors.
2 Proxy Statement 2020

PROXY STATEMENT
For Proposal 5 to be approved, the following votes will be required:
(i)	the affirmative vote of holders of at least three-fourths (3∕4) of the issued and outstanding Class A Common shares; and
(ii)	the affirmative vote of holders of at least one half (1∕2) plus one of all classes of shares of the Bank’s common stock represented at the Annual Meeting.
The presence (in person or by proxy) of the holders of at least one half (1∕2) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting. The presence (in person or by proxy) of the holders of at least one half (1∕2) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors. If a quorum is not attained at the Annual Meeting on Wednesday, April 29, 2020, at 10:30 a.m. (Panama time), then a second meeting will be held at 10:30 a.m. (Panama time) on Thursday, April 30, 2020, at the same location, with the shareholders present (in person or by proxy) at such second meeting. At such second meeting, a quorum will be constituted by the shareholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.
As of December 31, 2019, there were issued and outstanding an aggregate of 39,602,277 shares of all classes of the Bank’s common stock. Set forth below is the number of shares of each class of the Bank’s common stock issued and outstanding as of December 31, 2019:
Class of Shares	Number of Shares Outstanding as of December 31, 2019
Class A Common Shares	6,342,189
Class B Common Shares	2,182,426
Class E Common Shares	31,077,662
Class F Common Shares	0
Total Common Shares	39,602,277
As of December 31, 2019, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 12.4% of the total outstanding shares of voting capital stock of the Bank.
Proxy Statement 2020 3

PROXY STATEMENT
The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, on December 31, 2019:
	As of December 31, 2019
Class A Common Stock	Number of Shares	% of Class	% of Total Common Stock
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	1,045,348	16.5	2.6
Banco do Brasil SAUN Qd 5, Lote B, Torre II, 12 Andar Edificio Banco do Brasil CEP 70040-912 Brasilia, DF - Brazil	974,551	15.4	2.5
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 C.P. 110311 Bogotá, Colombia	488,547	7.7	1.2
Banco de la Nación (Perú) Ave. República de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.1
Banco Central del Paraguay Federación Rusa y Augusto Roa Bastos Asunción, Paraguay	434,658	6.9	1.1
Banco Central del Ecuador Ave. 10 de Agosto N11-409 y Briceño Quito, Ecuador	431,217	6.8	1.1
Banco del Estado de Chile Ave. Libertador Bernardo O'Higgins No.1111 Santiago, Chile	323,413	5.1	0.8
Sub-total shares of Class A Common Stock	4,144,290	65.4	10.4
Total Shares of Class A Common Stock	6,342,189	100.0	16.0
Class B Common Stock	Number of Shares	% of Class	% of Total Common Stock
Banco de la Provincia de Buenos Aires San Martín 137 C1004AAC Buenos Aires, Argentina	884,461	40.5	2.2
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	295,945	13.6	0.7
The Korea Exchange Bank 35, Euljiro, Jun-gu Seoul 100-793, Korea	147,173	6.7	0.4
Sub-total shares of Class B Common Stock	1,327,579	60.8	3.3
Total Shares of Class B Comon Stock	2,182,426	100.0	5.5
4 Proxy Statement 2020

PROXY STATEMENT
Class E Common Stock	Number of Shares	% of Class	% of Total Common Stock
Brandes Investment Partners, LP(1) 11988 El Camino Real, Suite 600 San Diego, California 92130 United States	4,916,428	15.8	12.4
Paradice Investment Management, LLC(2) 257 Fillmore Street, Suite 200 Denver, Colorado 80206 United States	2,381,058	7.7	6.0
Principal Global Investors, LLC(3) 711 High Street Des Moines, Iowa 50392 United States	2,306,400	7.4	5.8
Sub-total shares of Class E Common Stock	9,603,886	30.9	24.2
Total Shares of Class E Common Stock	31,077,662	100.0	78.5
Class F Common Stock	Number of Shares	% of Class	% of Total Common Stock
Sub-total shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	39,602,277		100.0
(1)	Source: Schedule 13G/A filing with the U.S. Securities and Exchange Commission dated January 7, 2020.
(2)	Source: Schedule 13G/A filing with the U.S. Securities and Exchange Commission dated February 7, 2020.
(3)	Source: Shareholder Identification Report performed by Ipreo, a service provider of Bladex.
Proxy Statement 2020 5

PROPOSAL 1 — TO APPROVE THE BANK’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019
The Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2019 were prepared by the Bank in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB), and were audited by the Bank’s independent registered public accounting firm, KPMG, which expressed an unqualified opinion, in accordance with International Standards on Auditing. At the Annual Meeting, the shareholders will vote to approve the Bank’s annual audited consolidated financial statements; however, the audited consolidated financial statements are not subject to change as a result of such vote. As has been customary at prior annual meetings of the Bank’s shareholders, officers of the Bank will be available to answer any questions that may be posed by shareholders of the Bank attending the Annual Meeting regarding the Bank’s audited consolidated financial results.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE BANK’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019.
6 Proxy Statement 2020

PROPOSAL 2 — TO RATIFY THE APPOINTMENT OF KPMG AS THE BANK’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020
The shareholders will vote to ratify the appointment of KPMG as independent registered public accounting firm for the fiscal year ending December 31, 2020, as auditors of the Bank, to report on the Bank’s audited consolidated financial statements and to perform such other appropriate audit related services as may be required.
In connection with the audit of the fiscal year ended December 31, 2019, and during the subsequent interim period through the date of this proxy statement, neither the Company, nor anyone on its behalf, consulted KPMG regarding either (i) application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Company, in any case where a written report or oral advice was provided to the Company by KPMG, that KPMG concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).
The Bank has been advised by KPMG that neither that firm nor any of its affiliates has any relationship with the Bank or its subsidiaries, other than the relationship that typically exists between independent auditors and their clients. KPMG will have representatives present at the Annual Meeting who will have an opportunity to make a statement, if they so desire, and who will be available to respond to questions that may be posed by shareholders of the Bank attending the Annual Meeting.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE OF THE BOARD, WHICH IS RESPONSIBLE FOR THE FINAL RECOMMENDATION OF THE BANK’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF KPMG AS THE BANK’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020.

Proxy Statement 2020 7

PROPOSAL 3 — ELECTION OF DIRECTORS
The Board consists of ten directors, in accordance with the Bank’s Articles of Incorporation. Three directors are elected by the Class A Shareholders, five directors are elected by the Class E Shareholders, and two directors are elected by the holders of all classes of the Bank’s common stock. In the event the number of issued and outstanding Class F shares is equal to or greater than 15% of the total issued and outstanding shares of all classes of the Bank’s common stock, the Class F shareholders shall have the right to elect one director, and the total number of directors shall be increased from 10 to 11. As of the Record Date, there are no issued or outstanding Class F shares. Except for Director, Mr. Ricardo Manuel Arango, all current members of the Board are independent under the terms defined by applicable laws and regulations, including rules promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Section 303A of the New York Stock Exchange Listed Company Manual, and Rule No. 05-2011 as amended by Rule No. 05-2014 of the Superintendency of Banks of Panama. Information regarding the independence determination of directors is included on the Bank’s website at https://www.bladex.com/en/corporate-governance.
Members of the Board are elected at annual meetings of shareholders of the Bank, and each director serves a term of three years. Directors can be re-elected multiple times. For the election of directors representing a class of shares of the Bank’s common stock, the votes of the holders of such class of shares are counted separately as a class.
The holders of each class of common stock have cumulative voting rights with respect to the election of directors representing such class. This means that a shareholder of each class has the number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of his, her or its votes in favor of one candidate or distribute such votes among all of the directors to be elected, or among two or more of them, as the shareholder may decide. The candidates who receive the most favorable votes are elected as directors.
At the Annual Meeting, the holders of Class A shares of the Bank’s common stock will be asked to elect two directors and the holders of Class E shares of the Bank’s common stock will be asked to elect one director. The votes of the Class A Shareholders and Class E Shareholders will be counted separately as a class for the purpose of electing the Class A Directors and Class E Director, respectively. Each elected director will serve a term of three years. The Board has nominated Mario Covo as director to represent the holders of the Class E shares of the Bank’s common stock.
Two directors to be Nominated for Election to Represent Holders of Class A Shares
At, or prior to, the Annual Meeting, Class A Shareholders will have the opportunity to nominate qualified candidates for the election of the Class A Directors to represent the holders of the Class A shares of the Bank’s common stock.
8 Proxy Statement 2020

PROPOSAL 3 — ELECTION OF DIRECTORS
One Class E Director Nominated for Election
With the recommendation of the Bank’s Compensation Committee, the Board has nominated Mario Covo for re-election as a director to represent the holders of the Class E shares of the Bank’s common stock.
Mario Covo
Age: 62 Director Since: 1999
Mario Covo has served as a Director of the Board since 1999. Dr. Covo is a Founding Partner of DanaMar LLC in New York, a financial consulting firm established in 2013, and of Larch Lane Partners, an investment advisory firm established in 2019. He was a Founding Partner of Helios Advisors in 2003, a Founding Partner of Finaccess International, Inc. in 2000 and a Founding Partner of Columbus Advisors in 1995. Dr. Covo worked at Merrill Lynch from 1989 to 1995, where he was Head of Emerging Markets-Capital Markets. Prior to working for Merrill Lynch, Dr. Covo worked at Bankers Trust Company of New York from 1985 to 1989 as Vice President in the Latin American Merchant Banking Group, focusing on corporate finance and debt-for-equity swaps. Prior to that Dr. Covo was an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Latin America. Dr. Covo holds a Ph.D. in Economics from Rice University and a B.A. with honors from Instituto Tecnológico Autónomo de Mexico. Dr. Covo’s extensive background and experience in the financial services industry, and his exposure to the markets in which the Bank operates qualify him to serve on the Board.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF CLASS E SHARES VOTE FOR THE RE-ELECTION OF MARIO COVO AS CLASS E DIRECTOR OF THE BANK REPRESENTING THE HOLDERS OF THE CLASS E SHARES OF COMMON STOCK.

Proxy Statement 2020 9

PROPOSAL 4 — TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF THE BANK’S EXECUTIVE OFFICERS
While we are not subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act’s (the “Dodd-Frank Act”) rules governing say-on-pay and say-on-frequency, an advisory vote on the frequency of stockholders votes on named executive officers’ compensation was conducted in connection with the 2017 Annual Meeting of Shareholders in conformity therewith. The Board recommended, and the Bank’s shareholders agreed, that the advisory vote on executive compensation be held on an annual basis. Accordingly, the Bank is providing shareholders with an advisory vote on compensation programs for the Bank’s named executive officers (sometimes referred to as “say-on-pay”). This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Bank’s named executive officers as described in this Proxy Statement.
This vote is non-binding. The Board and the Compensation Committee, which pursuant to its Charter is comprised solely of independent directors (see below), expects to take into account the outcome of the vote when considering future named executive officers’ compensation decisions to the extent they can determine the cause or causes of any significant negative voting results.
As described in detail under “Compensation of Executive Officers and Directors,” included elsewhere in this Proxy Statement, the Bank’s compensation programs are designed to attract, motivate and retain highly qualified executive officers who are able to achieve corporate objectives and create stockholder value. Equity compensation in the form of stock options and restricted stock units that are subject to further time-based vesting is a significant component of executive compensation. We believe that our compensation programs, with their balance of short-term incentives (including cash bonus awards) and long-term incentives (including equity awards that vest between three and four years) reward sustained performance that is aligned with long-term shareholder interests. Shareholders are encouraged to read “Compensation of Executive Officers and Directors” and the related narrative disclosure included elsewhere in this Proxy Statement for a more detailed description of the Bank’s compensation programs and plans.
For the reasons outlined above, and further described and explained elsewhere in this Proxy Statement, we believe that our executive compensation program is well-designed, appropriately aligns executive pay with the Bank’s performance, and incentivizes desirable behavior. Accordingly, we are asking you to endorse our named executive officers’ compensation program by voting for the following resolution:
“Resolved, that the shareholders approve, on an advisory basis, the compensation of the Bank’s named executive officers as disclosed in the “Compensation of Executive Officers and Directors” section in this Proxy Statement.”
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE FOREGOING RESOLUTION FOR THE REASONS OUTLINED ABOVE.
10 Proxy Statement 2020

PROPOSAL 5 — APPROVAL OF AMENDMENT TO THE ARTICLES OF INCORPORATION
We are proposing to amend Article 12 of the Bank’s Articles of Incorporation to delete a provision that requires that the Board always nominate the Chief Executive Officer as one of the two Directors to be elected by the holders of all of the common shares.
The proposed amendment seeks to provide further independence at the Board level by removing the Board’s obligation to nominate the Chief Executive Officer as a candidate to hold a Director position to be elected by the holders of all of the common shares. This amendment will also provide the Board with the flexibility to nominate persons from a broader scope of candidates, who are not necessarily involved in the day-to-day operations of the Bank.
For Proposal 5 to be approved, the following votes will be required:
(i)	the affirmative vote of holders of at least three-fourths (¾) of the issued and outstanding Class A Common shares; and
(ii)	the affirmative vote of holders of at least one half (½) plus one of all classes of shares of the Bank’s common stock represented at the Annual Meeting.
Attached hereto as Annex A is the original Spanish version of the proposed amendment to Article 12 of the Articles of Incorporation of the Bank. We are attaching clean as well as marked-up copies to show the proposed amendment to Article 12 of the current Articles of Incorporation. For the Proxy Statement in English we are providing in addition an English translation prepared for convenience. As the original Articles of Incorporation are drafted in Spanish the Spanish original text shall be the controlling and governing document.
A copy of the current Articles of Incorporation, both in Spanish and in English, can be requested, without charge, by contacting the Secretary of the Bank at Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama.
THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE AMENDMENT TO THE ARTICLES OF INCORPORATION DESCRIBED IN PROPOSAL 5.
Proxy Statement 2020 11

INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK
Information regarding Directors
The following table and biographies set forth certain information concerning the directors whose terms do not expire in 2020 and who will continue to serve as directors following the Annual Meeting, including information with respect to each director’s current position with the Bank and other institutions, class of shares which such director represents, country of citizenship, the year that each director’s term expires, and age:
Name	Country of Citizenship	Position Held with the Bank	Year Term Expires	Age
CLASS A
João Carlos de Nóbrega Pecego
Chief Executive Officer
Banco Patagonia, Argentina	Brazil	Director	2022	56
CLASS E
Ricardo Manuel Arango
Senior Partner
Arias, Fábrega y Fábrega, Panama	Panama	Director	2022	59

Herminio A. Blanco
President
IQOM, Mexico	Mexico	Director	2022	69

Miguel Heras Castro
Managing Director
Inversiones Bahia Ltd., Panama	Panama	Director	2021	51

Roland Holst
Board Member
Sudameris Bank, Paraguay	Paraguay	Director	2022	50
ALL CLASSES
Isela Costantini
Chief Executive Officer
Grupo ST, Argentina	Argentina	Director	2021	48

Alexandra M. Aguirre
Partner
Morrison & Foerster LLP, United States	United States	Director	2021	43
12 Proxy Statement 2020

INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK
João Carlos de Nóbrega Pecego
Age: 56 Director Since: 2010
João Carlos de Nóbrega Pecego has served as a Director of the Board since 2010. Mr. Pecego has served as Chief Executive Officer of Banco Patagonia, Argentina since 2014. Mr. Pecego has also served as Vice President of GPAT Compañía Financiera since 2016, Director of Patagonia Valores since 2011, Director of Banco Patagonia Uruguay since 2011 and Director of ABA, Asociación de Bancos de la Argentina since 2018. Mr. Pecego was President of Grupo Brasil from 2015 to 2017 and Director of Visa Argentina, from 2012 to 2017 and Director of ADEBA, Asociación de Bancos Argentinos from 2014 to 2018. Mr. Pecego was also Vice President of Banco Patagonia, Argentina, from 2011 to 2014. He has been employed by Banco do Brasil in various capacities since 1978, holding the positions of Manager of the main agencies in the State of São Paulo, Commercial Superintendent in the South Region of Brazil, Executive Manager responsible for Projects and Corporate Financing and Regional General Director - Head of Latin America of Banco do Brasil based in Argentina from 2009 to 2011. Mr. Pecego holds a degree in Business Administration from Universidad Costa Braga, a postgraduate degree in Business Management from Instituto São Luiz, São Paulo, an MBA in International Business from Fundación Don Cabral, Minais Gerais and in Marketing from Pontificia Universidade Católica do Rio de Janeiro, (PUC). Mr. Pecego’s professional experience in and related to the banking industry qualifies him to serve on the Board.

Ricardo Manuel Arango
Age: 59 Director Since: 2016
Ricardo Manuel Arango has served as a Director of the Board since 2016. Mr. Arango is a senior partner of the law firm of Arias, Fábrega & Fábrega in Panama. Since 2004, Mr. Arango has held several leadership positions in the firm, contributing to shape the organization into a leading Latin-American law firm. Mr. Arango has served as a member of the board of directors of the Panama Canal Authority since 2016 and as a member of the board of directors and audit and compliance committees of Banco General since 2012. Mr. Arango served as a member of the board of directors of Corporación La Prensa from 2002 to 2016 and as Chairman of its Editorial Committee from 2011 to 2016. He also served as a member of the board of directors of the Panama Stock Exchange from 1999 to 2016 and as its Chairman from 2007 to 2011. Mr. Arango is a member of the Latin American Business Council (CEAL) and represents his firm before Lex Mundi, the largest network of independent law firms in the world. From 1985 to 1987, Mr. Arango worked at White & Case in New York. From 1987 to 1995, Mr. Arango worked as an associate with Arias, Fábrega & Fábrega in Panama, becoming a partner of the firm in 1995. Mr. Arango’s professional practice focuses on finance, capital markets, banking regulations, corporate governance and compliance, and mergers and acquisitions. During his career, Mr. Arango has acted as lead counsel in some of the largest and most complex financial transactions and acquisitions in Panama and Central America. From 1998 to 1999, Mr. Arango headed the Presidential Commission that drafted Panama’s current securities act. Mr. Arango holds a Bachelor’s degree in Law and Political Science from the University of Panama, a Master of Laws degree from Harvard Law School and a Master of Laws degree from Yale Law School. He was a Fulbright Scholar from 1983 to 1985. Mr. Arango is admitted to practice law in New York and Panama. Mr. Arango’s strong knowledge of the regulatory frameworks under which the Bank operates; skills in managing legal, compliance, operational and credit risks of the banking industry; diversified perspective based on his combined legal/business acumen; in-depth understanding of the Bank’s business and operations; and experience as a board member for different companies, qualify him to serve on the Board.

Proxy Statement 2020 13

INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK
Herminio A. Blanco
Age: 69 Director Since: 2004
Herminio A. Blanco has served as a Director of the Board since 2004. Dr. Blanco has served as President of IQOM since 2005. IQOM offers business solutions on international trade, investment and regulatory affairs. In January 2019 Dr. Blanco and his partners established IQOM Strategic Advisors in Washington D.C. to represent the interests of the Mexican private sector in the United States and to provide strategic intelligence, analysis and lobbying of the United States Congress and the Federal government. Since January 2017, IQOM has been the lead advisor of the Consejo Coordinador Empresarial, the umbrella organization of the Mexican private sector, in the renegotiation of the North American Free Trade Agreement (“NAFTA”). Dr. Blanco has been a member of the board of directors for CYDSA since 2004 and of Fibra Uno since 2011, and he is chairman of Arcelor-Mittal Mexico. He has also been a member of the Trilateral Commission since 2001 and of Science and Technology in Society in Kyoto, Japan. Dr. Blanco served as Secretary of Trade and Industry of Mexico from 1994 to 2000, Undersecretary for International Trade and Negotiations and Chief Negotiator of NAFTA from 1990 to 1993. He was also responsible for the negotiation of the free trade agreement with the European Union, with the European Free Trade Area, with various Latin American countries and with Israel from 1994 to 2003 and launched the process that led to the negotiation of the free trade agreement with Japan. Dr. Blanco holds a B.A. in Economics from Instituto Tecnológico de Estudios Superiores de Monterrey, Monterrey Tech, a Ph.D. in economics from University of Chicago, and a Doctor Honoris Causa from Rikkyo University in Japan. Dr. Blanco’s extensive experience and background in foreign trade and finance, along with his academic and consulting skills, qualify him to serve on the Board.

Miguel Heras Castro
Age: 51 Director Since: 2015
Miguel Heras Castro has served as a Director of the Board since 2015 and was elected Chairman of the Board as of July 16, 2019. Mr. Heras is the Founder and Managing Partner of MKH Capital Partners in Florida, U.S.A. Since 1999, he has served as Managing Director and as a member of the Board of Directors of Inversiones Bahia, Ltd. in Panama, the largest investment group in Central America, focusing on the financial, infrastructure, energy, real estate, and communications markets. Mr. Heras currently leads the private equity and venture capital team of the group. Mr. Heras currently serves on the boards of Cable Onda, Gas Natural Atlántico, Sistemas de Generación S.A. (SIGSA), Televisora Nacional and Bahia Motors. He is also a member of The Wharton School of the University of Pennsylvania Executive Board for Latin America, Vice President of the Board of the Panama Food Bank Foundation and was a Director of the Biodiversity Museum. His knowledge and experience in the banking industry consolidated while he served as member of the Board of Directors and Asset-Liability Committee (ALCO) of Banco Continental de Panama for more than 5 years. Mr. Heras structured the acquisition of several companies and banking institutions, and in 2007 led the negotiation for the integration of the banking businesses of Banco Continental de Panamá and Banco General, which converted Banco General in one of the largest banks in Central America. In addition, Mr. Heras was also a member of the Board of Directors of Amnet Telecommunications Holdings, Cable and Wireless (Panama) Inc. and the Panamanian Stock Exchange. Mr. Heras was Minister of the Treasury of the Republic of Panama and President of the Council on Foreign Trade from 1996 to 1998. He served as Vice Minister of the Treasury from 1994 to 1996. Mr. Heras holds a Bachelor of Science in Economics from the Wharton School of Commerce and Finance of the University of Pennsylvania. Mr. Heras’ professional expertise in economics, finance and private equity and his experience as a board member of different companies qualifies him to serve on the Board.

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INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK
Roland Holst
Age: 50 Director Since: 2017
Roland Holst has served as a Director of the Board since November 1, 2017 when he was designated to fill the vacancy created by the retirement of Ms. Maria da Graça França. Dr. Holst was Treasurer and Member Ex-Officio of the Board from May 2017 to October 2017 and was previously a Board member from 2014 to 2017. Dr. Holst has served as a board member of Sudameris Bank, Paraguay since 2017 and served as a Director of the Board of Banco Central del Paraguay from 2012 to 2017. He was Head of Fixed Income Research at State Street Global Markets in Boston, Massachusetts from 2007 to 2011 and Quantitative Analyst at Starmine Corp. in San Francisco, California from 2006 to 2007. He was a Teaching Assistant of Econometrics, Public Finance, Finance, Program Evaluation, Macroeconomics and Labor Economics at the University of Chicago from 2003 to 2006. Dr. Holst worked at Garantia PFP, a pension fund, as an Investment Manager from 1997 to 2001 and was General Manager of Bolsa de Valores de Asunción, Paraguay from 1995 to 1997. He is the author of Social Security and Policy Risk: Evidence of its effects on welfare costs and savings published in 2007. Dr. Holst holds a Ph.D. in Public Policy and a Master in Economics from the University of Chicago. He also holds a Master in Economics from Universidad Católica de Asunción, Paraguay, degrees in Economics and Agronomy from Universidad Nacional de Asunción, Paraguay and a Financial Risk Manager (FRM) certification. Mr. Holst’s professional experience in the fields of finance and economics and his academic accomplishments qualify him to serve on the Board.

Isela Costantini
Age: 48 Director Since: 2019
Isela Costantini was appointed Director of the Board on July 16, 2019. Ms. Costantini is currently the Chief Executive Officer of GST Financial Services in Argentina. She is a member of the board of San Miguel S.A. and Aracar Group since 2019, IRSA S.A. since 2017, and the Food Bank of Argentina since 2015. In addition, she is a counsel member of CIPPEC (Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento) since 2017 and executive board member of Novae since 2019. She has previously served as President and Chief Executive Officer of Aerolíneas Argentinas in 2016 and held multiple positions at General Motors, where she began working in 1998 and became President of the company for Argentina, Paraguay and Uruguay from 2012 to 2015. Ms. Costantini holds a Social Communications Degree, with a Major in Advertising from Pontificia Universidade Catolica do Parana (PUC-PR), Brazil and an MBA, with specialization in Marketing and International Business from Loyola University in Chicago. Her professional expertise in restructuring, marketing and communications, and experience as board member and leadership roles in different entities, qualify her to serve on the Board.

Alexandra M. Aguirre
Age: 43 Director Since: 2020
Alexandra M. Aguirre was appointed Director of the Board on February 7, 2020. Ms. Aguirre is a partner at Morrison & Foerster, LLP. Previously, Ms. Aguirre was a shareholder at Greenberg Traurig LLP. Ms. Aguirre has been acting as Secretary and General Counsel and Vice-Chair of the Governance and Nominations Committee of Pan American Development Foundation and Director of Fundación Uno since 2015, member of the Presidential Advisory Council (PAC) of INCAE Business School since 2019. She is also a board member of the Women Lawyer’s Interest of the International Bar Association since 2019 and Commissioner of Latina Commission of the Hispanic Bar Association since 2018. Ms. Aguirre holds a Bachelor’s Degree in Marketing and Entrepreneurial from Babson College and a Juris Doctor from Northeastern University School of Law. Ms. Aguirre has been listed for the awards of “40 under 40” (The M&A Advisor 2015) and the Florida Super Lawyers, Rising Star (Super Lawyers Magazine 2009). She was also a finalist to receive the Top Dealmaker of the Year Award, Corporate Category (Daily Business Review 2012) and recipient of M&A Deal of the Year Award (Latin Lawyers Magazine 2008). Ms. Aguirre is admitted to practice law in Florida, District of Columbia and New York. Her professional expertise in corporate finance law, corporate governance and cross-border financing transactions in Latin America and United States and her experience as board member in different entities, qualify her to serve on the Board.

Proxy Statement 2020 15

INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK
Information regarding Non-Executive Officers of the Board (“Dignatarios”)
The following table sets forth the names, countries of citizenship and ages of the Board’s non-executive officers (“dignatarios”) and their current office or position with other institutions. Dignatarios are elected annually by the Board. Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they also are directors of the Bank).
Name	Country of Citizenship	Position held by Dignatario with the Bank	Age
Miguel Heras Castro*
Managing Director
Inversiones Bahia Ltd., Panama	Panama	Chairman of the Board	51

Roland Holst*
Board Member
Sudameris Bank, Paraguay	Paraguay	Treasurer	50

Jorge Luis Real
Executive Vice President - Chief Legal Officer and Corporate Secretary
Banco Latinoamericano de Comercio Exterior, S.A., Panama	Panama	Secretary	47
*	Indicates individual is also a member of the Board.
Board Leadership Structure
The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide an independent oversight of management.
The Bank currently separates the positions of Chief Executive Officer and Chairman of the Board. Mr. N. Gabriel Tolchinsky served as Chief Executive Officer from April 30, 2018 to March 9, 2020 and was succeeded by Mr. Jorge Salas as of March 9, 2020. Mr. Gonzalo Menéndez Duque served as Chairman of the Board from 1995 to 1998 and from 2002 until June 29, 2019 when he passed away and was succeeded by Mr. Miguel Heras Castro, as Chairman, and by Ms. Alexandra M. Aguirre, as Director representing all classes of shares, for the remainder of the term set to expire in April 2021.
In compliance with the Sarbanes-Oxley Act, Section 303A of the New York Stock Exchange Listed Company Manual, the Rules of the Superintendency of Banks of Panama, the Bank’s organizational documents and charters of each of the following Board committees, a majority of the members of the Board of Directors, all members of the Audit Committee, and all members of the Compensation Committee of the Bank are independent directors.
Our Board believes that its leadership structure promotes an effective board that supports and challenges management appropriately.
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INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK
Meetings of the Board and Committees
During the fiscal year ended December 31, 2019, the Board held six meetings. Directors attended an average of 91% of the total number of Board meetings held during the fiscal year ended December 31, 2019.
The following table sets forth the membership and number of meetings for each of the five committees of the Board during the fiscal year ended December 31, 2019:
Name	Audit	Risk Policy and Assessment	Finance and Business	Compliance and Anti-Money Laundering	Compensation
Ricardo Manuel Arango
Herminio Blanco
Isela Costantini
Mario Covo
José Alberto Garzón
Javier González Fraga
Miguel Heras Castro
Roland Holst
João Carlos de Nóbrega Pecego
Number of Committee Meetings Held in 2019	6	8	5	7	5
Audit Committee
The Audit Committee is a standing committee of the Board. According to its Charter, the Audit Committee must be comprised of at least three independent directors. The current members of the Audit Committee are Mr. Herminio A. Blanco (Chair), Ms. Isela Costantini, Mr. José Alberto Garzón and Mr. Javier González Fraga.
The Board has determined that all members of the Audit Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rule No. 05-2011 as amended by Rule 05-2014 of the Superintendency of Banks of Panama. In addition, at least one of the members of the Audit Committee is an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K. The Audit Committee’s financial expert is Mr. Javier González Fraga, who replaced Mr. Menendez Duque in such capacity after his passing on June 29, 2019.
The purpose of the Audit Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the performance of both the internal audit and the independent registered public accounting firm, the Bank’s corporate governance, compliance with legal and regulatory requirements and the Bank’s Code of Ethics. The Audit Committee meets with each of the internal and independent auditors and the Bank’s management to discuss the Bank’s audited consolidated financial statements and management’s discussion and analysis of financial condition and results of operations.
The Audit Committee meets at least six times per year, as required by the Superintendency of Banks of Panama and the committee charter, or more often if the circumstances so require. During the fiscal year ended December 31, 2019, the committee met six times.
The Audit Committee, in its capacity as a committee of the Board, is directly responsible for recommending to the shareholders the renewal or replacement of the Bank’s independent auditors at the Annual Shareholders’ Meeting,
Proxy Statement 2020 17

INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK
the compensation of the independent auditors (including the pre-approval of all audit and non-audit services) and oversight of the independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s management and the independent auditors. The Bank’s independent auditors are required to report directly to the committee.
The Charter of the Audit Committee requires an annual self-evaluation of the committee’s performance.
The Audit Committee pre-approved all audit and non-audit services of the Bank’s independent auditors in 2019.
The table below summarizes the fees paid and/or accrued by the Bank for audit services provided by KPMG, as well as fees paid by the Bank for audit-related services provided by KPMG and Deloitte (the Bank’s independent registered public accounting firm until 2017):
	2019	2018
Audit Fees	$680,000	$684,919
Audit-Related Fees	$185,149	$259,671
Tax Fees	—	—
All Other Fees	—	—
Total	$865,149	$944,590
The following is a description of the type of services included within the categories listed above:
•
Audit fees include aggregate fees billed for professional services rendered by KPMG, for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.

•
Audit-related fees include aggregate fees billed for assurance and related services by KPMG and Deloitte, respectively, that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under the “Audit fees”. These services are associated primarily with funding programs as part of the normal course of business of the Bank.

The Audit Committee’s Charter may be found on the Bank’s website at https://www.bladex.com/en/corporate-governance/committees-board.
Risk Policy and Assessment Committee
The Risk Policy and Assessment Committee is a standing committee of the Board. The current members of the Risk Policy and Assessment Committee are Mr. Miguel Heras Castro (Chair), Mr. Ricardo Manuel Arango, Mr. Herminio A. Blanco, Mr. Mario Covo, Ms. Isela Costantini and Mr. Roland Holst.
The Risk Policy and Assessment Committee is responsible for reviewing and recommending to the Board, for its approval, all policies related to the prudent enterprise risk management. The Committee also reviews and assesses exposures to the risks facing the Bank’s business within the risk levels the Bank is willing to take in accordance with its applicable policies, including the review and assessment of the quality and profile of the Bank’s credit facilities, the exposure to country, market, liquidity, technological, and information security (including cybersecurity) risks and the analysis of operational risks, which take into account the legal risks associated with the Bank’s products.
In addition, the Risk Policy and Assessment Committee assesses and approves credit limits and approves management proposals for granting different types of financing up to the legal limit applicable to the Bank in accordance with current regulations on the date of approval of each transaction and/or economic group. The Committee reports to the Board, and refers transactions to the Board for consideration and approval when the transaction limit exceeds the authorization limit delegated to the Committee.
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INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK
The Risk Policy and Assessment Committee performs its duties through the review of reports received regularly from management and through its interactions with the Risk Management area and other members of the Bank’s management. The Risk Policy and Assessment Committee charter requires the committee to meet at least four times per year. During the fiscal period ended December 31, 2019, the Risk Policy and Assessment Committee held eight meetings.
The Risk Policy and Assessment Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/corporate-governance/committees-board.
Finance and Business Committee
The Finance and Business Committee is a standing committee of the Board. The current members of the Finance and Business Committee are Mr. Mario Covo (Chair), Mr. Ricardo Manuel Arango, Mr. Miguel Heras Castro, Mr. Roland Holst and Mr. João Carlos de Nóbrega Pecego.
The fundamental role of the Finance and Business Committee is to review and analyze all issues related to the development and execution of the Bank’s business and its financial management including, among others, capital management, portfolio management (assets and liabilities), liquidity management, gap and funding management, tax related matters and, the financial performance of the Bank in general. The Finance and Business Committee charter requires the committee to meet at least five times per year. During the fiscal year ended December 31, 2019, the committee held five meetings.
The Finance and Business Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/corporate-governance/committees-board.
Compliance and Anti-Money Laundering Committee
The Compliance and Anti-Money Laundering Committee is a standing committee of the Board. The current members of the Compliance and Anti-Money Laundering Committee are Directors Mr. Ricardo Manuel Arango (Chair) and Mr. Miguel Heras Castro, and the Bank’s Chief Executive Officer, Chief Operating Officer, Chief Commercial Officer, Chief Risk Officer, Chief Audit Officer, Chief Legal Officer and the Chief Compliance Officer.
The Compliance and Anti-Money Laundering Committee acts in support of the Board, fulfilling its responsibilities in compliance matters while also fulfilling the functions attributed to them pursuant to applicable laws and regulations related to compliance, including the responsibility to direct the Bank’s Compliance Program on a strategic level.
Compliance includes all the laws and regulations that are applicable to the Bank and are related to Anti-Money Laundering and the Combating of the Financing of Terrorism and the Proliferation of Weapons of Mass Destruction (AML/CFT), the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC), the Foreign Accounts Tax Compliance Act (FATCA), the OECD’s Common Reporting Standards (CRS), and the Foreign Corrupt Practice Act (FCPA).
The Committee holds regular meetings at least every two months. During the fiscal year ended December 31, 2019, the Compliance and Anti-Money Laundering Committee held seven meetings.
The Compliance and Anti-Money Laundering Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/corporate-governance/committees-board.
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INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK
Compensation Committee
The Compensation Committee is a standing committee of the Board. The current members of the Compensation Committee are Mr. João Carlos de Nóbrega Pecego (Chair), Mr. José Alberto Garzón and Mr. Javier González Fraga.
The Charter of the Compensation Committee requires that all members of the Committee be independent directors. No member of the Compensation Committee can be an employee of the Bank. The Board has determined that all members of the Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the Manual for Companies listed on the NYSE, and Rule No. 05-2011 as amended by Rule 05-2014 of the Superintendency of Banks of Panama. The Compensation Committee charter requires the committee to meet at least five times per year. During the fiscal year ended December 31, 2019, the Compensation Committee held five meetings.
The Compensation Committee’s primary responsibilities are to assist the Board by: identifying candidates to become Board members and recommending nominees for the annual meetings of shareholders; making recommendations to the Board concerning candidates for Chief Executive Officer and counseling on succession planning for executive officers; recommending compensation for Board members and committee members, including cash and equity compensation; recommending compensation policies for executive officers and employees of the Bank, including cash and equity compensation, policies for senior management and employee benefit programs and plans; reviewing and recommending changes to the Bank’s Code of Ethics; and advising executive officers on issues related to the Bank’s personnel. Additionally, this committee submits recommendations on issues related to improving the Bank´s operating model and evaluates and proposes technology and communications strategic plans.
The Compensation Committee will consider qualified director candidates recommended by shareholders. All director candidates will be evaluated in the same manner regardless of how they are recommended, including recommendations by shareholders. For the current director nominees, the Committee considers candidate qualifications and other factors, including, but not limited to, diversity in background and experience, industry knowledge, educational level and the needs of the Bank. Shareholders can mail any recommendations and an explanation of the qualifications of the candidates to the Secretary of the Bank at Torre V, Business Park, P.O. Box 0819-08730, Panama City, Republic of Panama.
Although the Bank does not have a formal policy or specific guidelines for the consideration of diversity by the Compensation Committee in identifying nominees for director, diversity is one of the factors the Compensation Committee considers. The Compensation Committee generally views and values diversity from the perspective of professional and life experiences, and recognizes that diversity in professional and life experiences may include considerations of race, national origin or other characteristics in identifying individuals who possess the qualifications that the Committee believes are important to be represented on the Board. The fact that out of a total of ten members, seven different nationalities are represented, reflects the importance given to diversity by the Board of Directors.
The Charter of the Compensation Committee requires an annual self-evaluation of the committee’s performance.
The Compensation Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/corporate-governance/committees-board.
None of the Bank’s executive officers serve as a director or a member of the Compensation Committee, or any other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or the Compensation Committee. None of the members of the Compensation Committee has ever been an employee of the Bank.
20 Proxy Statement 2020

INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK
Executive Officers
Set forth below is information regarding the executive officers of the Bank, as of the date hereof.
Name	Position Held with the Bank	Country of Citizenship	Age
Jorge Salas*	Chief Executive Officer	Spain	49
Erica Lijtztain	Executive Vice President Chief Operating Officer	Argentina	48
Alejandro Jaramillo	Executive Vice President Chief Commercial Officer	Colombia	44
Ana Graciela de Méndez	Executive Vice President Chief Financial Officer	Panama	53
Eduardo Vivone	Executive Vice President Treasury and Capital Markets	Argentina	54
Alejandro Tizzoni	Executive Vice President Chief Risk Officer	Argentina	43
Jorge Luis Real	Executive Vice President Chief Legal Officer and Corporate Secretary	Panama	47
Jorge Córdoba	Executive Vice President Chief Audit Officer	Panama	46
*	Mr. Jorge Salas was appointed as Chief Executive Officer on March 9, 2020 who replaced Mr. N. Gabriel Tolchinsky.
Jorge Salas has been the Chief Executive Officer of the Bank since March 9, 2020. Before joining Bladex, Mr. Salas served as President and Chief Executive Officer of Banesco USA, in Coral Gables Florida for 5 years, and previously worked in various capacities in the Banesco Financial group since 2000, including as President and Chief Executive Officer of Banesco Panama from 2008 to 2014. Mr. Salas holds a Degree in Business Administration (Banking and Finance) from Universidad Metropolitana, in Caracas, Venezuela, a Diploma for Specialization in Economics from the University of Colorado at Boulder, as well as a Master in Public Policy and an MBA both from the University of Chicago.
Erica Lijtztain was appointed Executive Vice President, Chief Operating Officer in February 2018, and has served as Senior Vice President, Corporate Services, since June 2017. She previously served in various capacities for Banco Patagonia, S.A. in Argentina: Executive Manager – Risk Management from 2015 to 2017, Budget and Information Manager from 2008 to 2015, Manager – Special Projects from 2003 to 2008, and Manager – Commercial Planning and Control from 2001 to 2003. Ms. Lijtztain is a Certified International Investment Analyst, and holds a Master’s degree in Business Administration from University Torcuato di Tella, Argentina, and a Bachelor’s degree in Economic Science – Actuary from University of Buenos Aires, Argentina.
Alejandro Jaramillo was appointed Executive Vice President, Chief Commercial Officer of the Bank on May 1, 2017. Mr. Jaramillo joined the Bank in 2012, working in the Bank’s Treasury department as the Head of Funding. In 2013, he became the Head of Loan Structuring & Distribution, spearheading the growth and development of the Bank’s Loan Syndication business. Prior to joining the Bank, Mr. Jaramillo worked for nine years at BNP Paribas, both in New York and in Bogota, Colombia. At BNP Paribas, he contributed to the development of the bank´s Commodity Structured Finance business in Latin America, and he was a Director in the Bank´s Corporate & Investment Banking unit. Before that, he worked at Standard Chartered Bank as a credit analyst in their Bogota, Colombia office, as well as in the Global Commodity Finance unit in New York. Mr. Jaramillo has a Bachelor´s degree in Industrial Engineering from Universidad de los Andes - Bogota, Colombia, and an MBA from Columbia University in New York.
Proxy Statement 2020 21

INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK
Ana Graciela de Méndez has served as Executive Vice President, Chief Financial Officer or CFO of the Bank since December 2017. She previously served in various capacities within the Bank, including as Senior Vice President of Finance and the alternate to the CFO from 2014 to 2017, as Vice President of Financial Planning and Analysis from 2002 to 2014, and several other assignments within the Bank’s Finance, Commercial and Economic areas since 1990, when she joined the Bank. Mrs. Méndez holds a Master’s Degree in Finance from the A.B. Freeman School of Business at Tulane University (USA) and from the Business School at Universidad Francisco Marroquin (Guatemala); completed Panama´s Advanced Management Program from the Haas School of Business at UC Berkeley (USA); and holds a Bachelor’s Degree in Business and Economics with specialization in Economics and Mathematics, from Albertus Magnus College (USA).
Eduardo Vivone was appointed Executive Vice President, Treasury and Capital Markets, in February 2018, and has served as Senior Vice President, Head of Treasury, since September 2013. He also served as Senior Vice President, Funding, from April through August 2013. Before joining the Bank, he served as Head of Global Markets for HSBC Bank Panama from 2010 to 2012, Regional Sector Head, Government Sector – Global Banking, Americas for HSBC Securities, New York from 2007 to 2010, Head of Treasury for HSBC Bank, Spain from 2003 to 2007, Head of Balance Sheet Management and Forward Foreign Exchange for HSBC Bank, Argentina from 1998 to 2003, and he served in diverse capacities for Banco Roberts, Buenos Aires from 1990 to 1998, serving his last two years as Head of Financial Planning. Mr. Vivone is a Certified Public Accountant and holds a Master’s degree in Finance from the University of CEMA, Buenos Aires, Argentina, and a Bachelor´s degree in Accounting from University of Buenos Aires, Argentina.
Alejandro Tizzoni has served as Executive Vice President, Chief Risk Officer of the Bank since May 2016. He also served in various capacities within the Risk Management Department since 2006, as Senior Vice President from 2012 to 2016, Vice President from 2008 to 2012 and Senior Analyst from 2006 to 2008. Mr. Tizzoni served in different capacities in the credit risk area in banking and the international private sector in Argentina from 1997 to 2006. Mr. Tizzoni is a FIBA Anti-Money Laundering certified associate (AMLCA) by Florida International University, performed a fintech programme by Saïd Business School, University of Oxford, holds a Master Degree in Enterprise Risk Management from the NYU Stern School of Business, an MBA from the University of Louisville, and a Bachelor's degree in Business Administration and a Certified Public Accountant, both from the University of Buenos Aires in Argentina.
Jorge Luis Real serves as Executive Vice President, Legal and Corporate Secretary since February 2018. He previously served as Senior Vice President, Chief Legal Officer of the Bank from 2016 to 2018 and was appointed Secretary of the Board of Directors in April of 2016. He previously served as Head of Legal Risk of the Bank from 2014 to 2016. Before joining the Bank, he was Coordinator of Latin American Legal Affairs at BNP Paribas, New York from 2010 to 2014, Head of Legal Department at BNP Paribas Panama from 2005 to 2010, Head of Legal Department Panama Group of BBVA from 2000 to 2005 and Lawyer at Mauad & Mauad in Panama in 2000. Mr. Real has a Law and Political Science degree from Universidad Católica Santa María La Antigua in Panama, holds a Master’s degree in Commercial and Corporate Law from Université Panthéon-Assas (Paris II) in France. He was admitted to practice law in Panama by the Panamanian Supreme Court of Justice in 1998. Mr. Real is a Florida International Banker’s Association (FIBA) Anti-Money Laundering certified associate (AMLCA), certified by the Florida International University.
Jorge Córdoba joined the Bank as Executive Vice President, Chief Audit Officer in October 2017. Previously, Mr. Córdoba served as Director of Internal Audit LATAM for Credit Andorra Financial Group from 2013 to 2017, where he supervised from Panama the internal audit of the Group business in Panama, Mexico, Peru, Paraguay, Uruguay, Colombia and Miami, U.S.A. Between the years 2002 and 2013, he served as International Internal Auditor for Pan-American Life Insurance Group (PALIG) in charge of the branch offices and affiliates in some Latin American countries and U.S. cities. During 2001 and 2002, he served as Internal Auditor for Dresdner Bank Lateinamerica AG – Panama, and from 1992 to 2001, he served as Senior Auditor for PricewaterhouseCoopers. Mr. Córdoba is a FIBA Anti-Money Laundering Certified Associate (AMLCA) by Florida International University, earned a COSO Internal Control Certificate from the Institute of Internal Auditor, is a Certified Public Accountant and holds a Degree in Accounting from Universidad de Panama. He also holds a Post Graduate Certificate in International Trade Management from St. Clair College of Applied Arts and Technology, Ontario, Canada.
22 Proxy Statement 2020

INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK
Compensation of Executive Officers and Directors
The Compensation Committee has reviewed and discussed the below “Compensation of Executive Officers and Directors” section with the Bank’s management, and based on this review and discussion, the Compensation Committee has recommended to the Board that the following “Compensation of Executive Officers and Directors” discussion be included in the Bank’s Proxy Statement for 2020.
Compensation Consultant
The Compensation Committee has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. During 2019, the Compensation Committee did not retain or obtain the advice of any compensation consultant.
Executive Officers Compensation
Annually, in order to incentivize the alignment and collaboration of all areas of the Bank, the Bank pays to its executive officers variable compensation, based on the extent to which each officer meets certain individual and corporate objectives which are defined by the Board of Directors. This variable compensation is paid in both cash and in stock options and/or restricted stock units.
During the fiscal year ended December 31, 2019, the aggregate amount of variable cash compensation paid by the Bank to its current executive officers for their services was $1,005,000.
In February 2008, the Board approved the 2008 Stock Incentive Plan (as amended, the “2008 Plan”), which allows the Bank, from time to time, to grant restricted shares, restricted stock units, stock options and/or other stock-based awards to the directors, executive officers and non-executive employees of the Bank. This plan was revised in October 2015 and amended and restated as the 2015 Stock Incentive Plan (“2015 Plan”).
On February 6, 2019, the Bank granted to current executive officers 23,743 restricted stock units corresponding to 2018 performance. These restricted stock units vest 25% of the amount granted per year, with the first vesting on February 6, 2020, and the subsequent vestings on each anniversary of the first vesting date. As of December 31, 2019, the compensation cost charged against the Bank’s 2019 income in connection with these restricted stock units was $174,556. The total remaining compensation cost of $180,444 will be charged over a period of 3.1 years.
The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2019, the Bank charged to salaries expense $82,050 with respect to the contribution plan.
2019 Chief Executive Officer Compensation
The compensation of the Bank’s Chief Executive Officer for 2019 included an annual base salary of $350,000, and a performance-based cash bonus of $550,000, an aggregate of $14,000 from the Bank to the Chief Executive Officer’s contribution plan, and limited perquisites and other benefits amounting to $20,860. The Chief Executive Officer is eligible to receive a severance payment of $350,000 upon his departure.
Results of the 2019 Advisory Vote on Compensation of Executive Officers
At the Company’s annual meeting of shareholders held on April 17, 2019, our shareholders were asked to approve, on an advisory basis, the Bank's fiscal year 2018 executive officers’ compensation programs (commonly referred to as the “say on pay” proposal). A substantial majority (95.39%) of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Compensation Committee believes that these results affirm our shareholders’ support for the Bank’s approach to executive compensation, and therefore did not change its approach in fiscal year 2019. The Compensation Committee will continue working to ensure that the design of the Bank’s executive officers’ compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.
Proxy Statement 2020 23

INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK
Compensation and Risk
The Bank reviews and monitors the extent to which compensation practices and programs for senior executives and employees whose activities, individually or as a group, may create incentives for excessive risk taking.
In light of the actions referred to above, the Bank and the Board have not identified any risks arising from the Bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Bank. Furthermore, certain aspects of the Bank’s executive compensation programs, such as the combination of performance-based short-term cash bonuses and performance-based long-term equity awards, reduce the likelihood of excessive risk-taking, and instead create incentives for senior executives to work for long-term growth of the Bank.
Board of Directors Compensation
Each non-employee Director of the Bank receives an annual cash retainer of $85,000 for his or her services as a Director and the Chairman of the Board receives an annual cash retainer in the amount of $135,000.
The Chairman of the Audit Committee receives an additional annual retainer of $8,500 and the Chairmen of each of the Compensation Committee, Risk Policy and Assessment Committee, Finance and Business Committee, and Compliance and Anti-Money Laundering Committee each receives an additional annual retainer of $5,000. The non-Chairman members of the Audit Committee receive an additional annual retainer of $3,000 and each member of the Board receives an additional annual retainer of $8,500 for his or her participation in excess of two committees.
The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2019 to the Directors of the Bank as a group for their services as Directors was $864,875.
As approved by the Board of Directors on December 9, 2014, each non-employee director of the Bank receives an annual equity compensation of 6,000 restricted shares and the Chairman of the Board receives an annual equity compensation of 9,000 restricted shares, granted once a year under the 2015 Plan.
During the fiscal year ended December 31, 2019, the aggregate number of restricted shares awarded to non-employee directors of the Bank as a group under the 2015 Plan was 57,000 Class E shares. These restricted shares vest 35% on each of the first and second anniversaries of the award date, and 30% on the third anniversary of the award date. As of December 31, 2019, the total cost for these restricted shares amounted to $1,292,760 of which $569,941 was registered during 2019, and the remaining compensation cost of $722,819 for these restricted shares will be charged against income over a period of 2.3 years.
Beneficial Ownership
As of December 31, 2019, the Bank’s Executive Officers and Directors, as a group, beneficially owned an aggregate of 315,105 Class E shares, representing approximately 1% (based on 31,077,662 Class E shares outstanding as of December 31, 2019) of all issued and outstanding Class E shares as of such date. “Beneficial ownership”, as the term is used in this section, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2019 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.
The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including stock options and restricted stock units and holdings of unvested stock options and unvested restricted stock units by the Bank’s executive officers eligible to receive restricted stock units as of December 31, 2019. Except where
24 Proxy Statement 2020

INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK
noted, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless otherwise noted, the address of each person listed below is c/o Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, Panama, Republic of Panama.
Name	Number of Shares Owned as of Dec. 31, 2019(1)	Number of Shares that may be acquired within 60 days as of Dec. 31, 2019(2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Stock Options(3)	Unvested Restricted Stock Units(4)
Erica Lijtztain	1,008	2,262	3,270	*	—	5,779
Alejandro Jaramillo	2,074	2,744	4,818	*	—	6,657
Ana Graciela de Méndez	756	1,592	2,348	*	—	4,020
Eduardo Vivone	933	2,053	2,986	*	—	5,275
Alejandro Tizzoni	4,919	2,012	6,931	*	—	5,735
Jorge Luis Real	458	792	1,250	*	—	1,920
Jorge Córdoba	—	334	334	*	—	1,003
Total	10,148	11,789	21,937			30,389
*	Less than one percent of the outstanding class E shares.
(1)	Includes shares purchased by the executive and restricted stock units vested and transferred to the executive as of such date.
(2)	Includes vested traditional stock options, as well as options, restricted stock units that will vest within 60 days of December 31, 2019.
(3)	Not applicable.
(4)
Includes unvested restricted stock units granted to executive officers on February 6, 2019, February 6, 2018 and June 14, 2017, under the 2015 Plan, respectively. These restricted stock units vest 25% each year on the relevant grant date’s anniversary, except for the 2017 grant. The 2017 grant will vest 25% on June 14, 2017, followed by 25% on each anniversary of the first vesting date. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2019, is not deemed to be beneficially owned by the individuals listed in the table.

The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted shares and stock options and holdings of unvested restricted shares and unvested stock options by members of the Bank’s Board, as of December 31, 2019:
Name	Number of Shares Owned as of Dec. 31, 2019(1)	Number of Shares that may be acquired within 60 days as of Dec. 31, 2019(2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Restricted Shares(3)
Ricardo Manuel Arango	10,200	—	10,200	*	11,700
Herminio A. Blanco	68,560	—	68,560	*	11,700
Isela Costantini	—	—	—	*	—
Mario Covo	53,427	—	53,427	*	11,700
José Alberto Garzón	6,300	—	6,300	*	11,700
Javier González Fraga	6,300	—	6,300	*	11,700
Miguel Heras Castro	58,300	—	58,300	*	11,700
Roland Holst	13,950	—	13,950	*	9,900
João Carlos de Nóbrega Pecego(4)	6,300	—	6,300	*	11,700
Gonzalo Menéndez Duque+	69,831	—	69,831	*	17,550
Total	293,168		293,168		109,350
*	Less than one percent of the outstanding class E shares.
(1)
Includes Class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan, the 2008 Plan and the 2015 Plan as of such date.

Proxy Statement 2020 25

INFORMATION REGARDING THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK
(2)	Includes vested / unexercised traditional stock options.
(3)
Includes unvested restricted Class E shares granted under the Bank’s 2008 Plan and 2015 Plan. An aggregate amount of 57,000 restricted shares were granted to directors on April 17, 2019; these restricted shares vest 35% in each of the first and second year and 30% in the third year on the relevant grant date’s anniversary.

(4)	27,779 Class E shares corresponding to Mr. Pecego’s entitlement under the Bank’s 2008 and 2015 Plans were assigned by Mr. Pecego to Banco do Brasil.
+	Mr. Gonzalo Menéndez Duque was awarded 9,000 shares on April 17, 2019. Mr. Menéndez Duque passed away on June 29, 2019.
For additional information regarding stock options granted to executive officers and directors, see Note 29 (A) “Cash and stock-based compensation plans” to the audited consolidated financial statements of the Bank for the fiscal year ended December 31, 2019.
Stock Ownership Policy for Directors and Executive Officers
Since October 2013, the Board of Directors has adopted share ownership guidelines for directors and executive officers. This policy enables the Bank to meet its objective of aligning directors’ and executives’ interests with those of the shareholders.
Under these guidelines, each director within three years of joining the Board, is required to accumulate 9,000 shares (13,500 for the Chairman of the Board), and to maintain at least this ownership level while serving as a member of the Board. Presently, all Board members are in compliance with the guidelines as they apply to them.
The Chief Executive Officer is required to own shares of the Bank’s common stock worth at least two and a half times his annual base salary. Other Executive Officers are required to own stock equal to one time their annual base salary. These executive officers have up to seven years to comply with this share ownership requirement, measured from the later of the date of adoption of these guidelines or the date that they became subject to the guidelines. All executive officers named in the Beneficial Ownership table in this Proxy Statement are in compliance with the guidelines as they apply to them.
The following elements are included in determining the Directors’ and Executive Officers’ share ownership for purposes of these guidelines: shares owned individually and by minor dependents or spouses; unvested restricted shares and restricted stock units; and vested or unvested stock options.
26 Proxy Statement 2020

CORPORATE GOVERNANCE
Corporate Governance Practices
The Board has decided not to establish a Corporate Governance Committee. Given the importance that corporate governance has for the Bank, the Board decided to address all matters related to corporate governance at the Board level. Further, the Audit Committee is responsible for promoting continued improvement in the Bank’s corporate governance and verifying compliance with all applicable policies.
The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE’s Listed Company Manual/Corporate Governance Rules on “Corporate Governance” section of the Bank’s website at https://www.bladex.com/en/corporate-governance.
Shareholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below:
Board of Directors of Banco Latinoamericano de Comercio Exterior, S.A.
c/o Mr. Miguel Heras Castro
Director and Chairman of the Board of Directors
Torre V, Business Park
Avenida La Rotonda, Urbanización Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
In addition, the Bank has selected Ethics Line, an on-line reporting system, to provide shareholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously, any actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls. In order to file a report, a link is provided on the Bank’s website at http://www.bladex.com.
Transactions with Related Persons
Certain Directors of the Bank are also Directors and Executive Officers of banks and/or other companies located in Latin America, the Caribbean and elsewhere. Some of these banks and/or other companies own shares of the Bank’s common stock and have entered into loan transactions with the Bank in the ordinary course of business. The terms and conditions of the loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions. In accordance with the Risk Policy and Assessment Committee’s charter, Directors of the Bank shall not participate in the approval process for credit facilities extended to institutions in which they are Executive Officers or Directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which the institutions are domiciled.
Code of Ethics
Our Code of Ethics regulates related party transactions and applies to all Directors, Officers and Employees. Any transaction entered into with a related party must be assessed in the first instance by the Bank’s Legal Department to assess whether such transaction complies with the laws and regulations enacted by the Government of the Republic of Panama, the Securities and Exchange Commission of the United States or any other laws and regulations applicable to the Bank. The Code of Ethics requires that each individual deal fairly, honestly and constructively with governmental and regulatory bodies, customers, and suppliers and prohibits any individual’s taking unfair advantage through manipulation, concealment, abuse of privileged information or misrepresentation of material facts. Further, it imposes an express duty on all Directors, Officers and Employees to act in the best interests of the Bank.
Proxy Statement 2020 27

CORPORATE GOVERNANCE
All Directors, Officers and Employees of the Bank are required to avoid any situation that might cause a conflict of interest and are required to notify, through the use of Ethics Line, the existence of any such conflict of interest as provided for in the Code of Ethics.
The Code of Ethics also imposes additional requirements with respect to the Chief Executive Officer, the Chief Financial Officer and the Vice President - Accountant, including an obligation to adhere to high ethical business standards and to be sensitive about situations that could result in actual or apparent conflicts of interest. Any violation of the Code of Ethics constitutes grounds for disciplinary actions, including dismissal and possible legal action. In situations involving one of the above mentioned executives, where the appearance or the potential of a conflict of interest is involved, but where the executive does not believe that a significant conflict of interest exists, the executive is required to obtain approval from the Audit Committee before getting involved in that situation.
The Code of Ethics also prohibits Directors, Officers and Employees from competing with the Bank, using the Bank’s information, or such Director, Officer or Employee’s position, for personal gain, and taking corporate opportunities for personal gain.
The Code of Ethics also prohibits Directors, Officers and Employees from buying or selling the Bank’s shares or securities based on confidential or privileged information of material importance to the Bank and its businesses.
The Code of Ethics is posted on the “Corporate Governance” section of the Bank’s website at https://www.bladex.com/en/corporate-governance; you may also request a printed copy free of charge by sending a written request to the Secretary of the Bank at the address listed on the cover of this Proxy Statement.
Corporate Social Responsibility
The Bank is committed to maintaining a Corporate Governance structure aligned with the highest standards of governance so that, based on the needs of its stakeholders, its staff may respond with values and commitments that make Bladex a socially responsible company.
The work that Bladex, as a socially responsible company, develops in the market is consistent with the values that govern corporate behavior. Beyond its economic function, Bladex plays an important role as a development agent in the communities in which it has the privilege of working. In view of that role, in 2013, the Bank decided to set up the Fundación Crece Latinoamérica. Since 2014, it has become the executing arm of the Bank’s social work, both in Panama and in the rest of the Region, working in association with various NGOs and government institutions.
Beginning in 2011, the Bank joined the United Nations Global Compact. The principles of the Global Compact are reflected in the initiatives that the Bank has implemented and its promotion of an organizational culture based on the clearly defined values in the Bank’s Code of Ethics. These values include respect for human rights in all its manifestations, transparency of the Bank’s business, as well as the adoption of programs that promote greater environmental responsibility and motivate the Bank’s employees to actively participate in the social work promoted by the Bank.
The Corporate Social Responsibility Report may be found on the Bank’s website at https://www.bladex.com/en/fundacrece.
28 Proxy Statement 2020

Audit Committee Report
The Audit Committee is currently composed of four members of the Board, each of whom is independent of the Bank and its management, based upon the independence standard adopted by the Board, which incorporates the independence requirements under applicable laws, rules and regulations. The members of the Audit Committee have maintained independence through the year 2019. The Board has adopted, and annually reviews, the Audit Committee Charter. The Audit Committee Charter specifies the scope of the Audit Committee’s responsibilities and how it carries out those responsibilities.
The Audit Committee has evaluated and discussed the Bank’s December 31, 2019 audited consolidated financial statements, along with management’s assessment of the effectiveness of the internal control over financial reporting. The Bank’s management has presented to the Audit Committee that the Bank’s audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards. Also, the Audit Committee met with the independent registered public accounting firm and has discussed the results of the audit performed and evaluation of the internal control over financial reporting. The Audit Committee also has discussed with KPMG the matters that independent registered public accounting firms must communicate to audit committees under Public Company Accounting Oversight Board (“PCAOB”) rules.
The Audit Committee also has received from KPMG the written disclosures and the letter required by the PCAOB’s Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed with KPMG the independence of KPMG from the Bank, and has determined that KPMG remains independent from the Bank. The Audit Committee also has considered whether the provision of audit-related services to the Bank is compatible with KPMG’s independence, and has determined that the provision of such audit-related services to the Bank is compatible with KPMG’s independence from the Bank.
Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the December 31, 2019 audited consolidated financial statements be included in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2019.
Respectfully submitted,
Audit Committee
Herminio A. Blanco, Chair
Isela Costantini, Director
José Alberto Garzón, Director
Javier González Fraga, Director
Proxy Statement 2020 29

Shareholders Proposals for 2021 Annual Meeting
Any proposals that a shareholder wishes to have included in the Bank’s Proxy Statement for the 2021 annual meeting of shareholders, including, without limitation, any nomination of a Director who the shareholder is entitled to elect, must be received by the Secretary of the Bank at Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama, no later than January 11, 2021. In the event the proposal includes a nomination for a directorship, it must include material background information relating to the nominee to allow the Compensation Committee to evaluate the nominee.
30 Proxy Statement 2020

Other Matters
If any other matters should properly come before the Annual Meeting, proxies solicited hereby will be voted with respect to such other matters in accordance with the best judgment of the persons voting the proxies.
By Order of the Board of Directors,

Jorge Luis Real
Secretary
March 26, 2020
Proxy Statement 2020 31

ANNEX A
Proposal 5: Change to Article 12 of the Articles of Incorporation (English)
Current Articles of Incorporation	Redline of Proposed Changes
ARTICLE 12: (Board of Directors)	ARTICLE 12: (Board of Directors)

The Board of Directors shall direct and control the business and assets of the corporation, except for those matters specifically reserved to shareholders by law or these articles of incorporation. Without limiting the generality of the foregoing, the board of directors may dispose of the assets of the corporation or give them as security for obligations of the corporation or of its subsidiaries or affiliates or of persons in which the corporation has an interest.

The Board of Directors shall direct and control the business and assets of the corporation, except for those matters specifically reserved to shareholders by law or these articles of incorporation. Without limiting the generality of the foregoing, the board of directors may dispose of the assets of the corporation or give them as security for obligations of the corporation or of its subsidiaries or affiliates or of persons in which the corporation has an interest.

The Board of Directors may grant general and special powers of attorney, authorizing directors, officers and employees of the corporation or other persons to transact such business and affairs within the competence of the board of directors, as the board of directors may deem convenient to entrust to each of them.

The Board of Directors may grant general and special powers of attorney, authorizing directors, officers and employees of the corporation or other persons to transact such business and affairs within the competence of the board of directors, as the board of directors may deem convenient to entrust to each of them.

The board of directors shall consist of ten (10) members, but may be increased to eleven (11) members, as follows:	The board of directors shall consist of ten (10) members, but may be increased to eleven (11) members, as follows:

a) Three (3) directors shall be elected by the holders of the class A common shares;	a) Three (3) directors shall be elected by the holders of the class A common shares;

b) Five (5) directors shall be elected by the holders of the class E common shares;	b) Five (5) directors shall be elected by the holders of the class E common shares;

c) Two (2) directors shall be elected by the holders of all of the common shares, of which one candidate for election shall include the Chief Executive Officer of the corporation; and	c) Two (2) directors shall be elected by the holders of all of the common shares ~~, of which one candidate for election shall include the Chief Executive Officer of the corporation~~ ; and

d) So long as the number of issued and outstanding class F common shares is equal to or greater than fifteen per cent (15%) of the total number of issued and outstanding common shares of the corporation, the class F shareholders shall have the right to elect one (1) director of the corporation. For purposes of this paragraph, on December 31st of each year, the Chairman and the Secretary of the corporation shall jointly determine, based upon the share register of the corporation, the percentage that the total number of issued and outstanding class F shares bear to the total number of issued and outstanding shares of common stock of the corporation on that date. Should the

d) So long as the number of issued and outstanding class F common shares is equal to or greater than fifteen per cent (15%) of the total number of issued and outstanding common shares of the corporation, the class F shareholders shall have the right to elect one (1) director of the corporation. For purposes of this paragraph, on December 31st of each year, the Chairman and the Secretary of the corporation shall jointly determine, based upon the share register of the corporation, the percentage that the total number of issued and outstanding class F shares bear to the total number of issued and outstanding shares of common stock of the corporation on that date. Should the

Proxy Statement 2020 A-1

Current Articles of Incorporation	Redline of Proposed Changes

percentage so determined be such as to grant the class F shareholders the right to elect said director, the corporation shall take the necessary measures for the election of the same at the next ordinary annual meeting of shareholders. On the contrary, if the percentage so determined is such as to make the class F shareholders lose their right to representation on the board of directors, this shall be made known at the next ordinary annual meeting of shareholders and the class F director occupying the class F post will occupy so only until said ordinary annual meeting of shareholders, even if on that date the three-year term to which the class F director was elected had not yet expired. Despite the class F shareholders having lost the right to elect a director on a given year, this right shall be recovered if on any following December 31st the class F shareholders have a percentage of participation that allows them to elect one (1) director, as contemplated in this article.

percentage so determined be such as to grant the class F shareholders the right to elect said director, the corporation shall take the necessary measures for the election of the same at the next ordinary annual meeting of shareholders. On the contrary, if the percentage so determined is such as to make the class F shareholders lose their right to representation on the board of directors, this shall be made known at the next ordinary annual meeting of shareholders and the class F director occupying the class F post will occupy so only until said ordinary annual meeting of shareholders, even if on that date the three-year term to which the class F director was elected had not yet expired. Despite the class F shareholders having lost the right to elect a director on a given year, this right shall be recovered if on any following December 31st the class F shareholders have a percentage of participation that allows them to elect one (1) director, as contemplated in this article.

The board of directors may nominate candidates for the position of director for the E and F class of shares and for those elected by all the classes jointly.	The board of directors may nominate candidates for the position of director for the E and F class of shares and for those elected by all the classes jointly.

In the ordinary annual meeting of shareholders, the shareholders of each class shall elect the directors that they are entitled to appoint corresponding to each class of shares, in accordance with this article and the other provisions of these articles of incorporation. For all legal purposes, the composition of the board of directors shall remain the same until the new director or directors have been elected by the ordinary annual meeting of shareholders.

In the ordinary annual meeting of shareholders, the shareholders of each class shall elect the directors that they are entitled to appoint corresponding to each class of shares, in accordance with this article and the other provisions of these articles of incorporation. For all legal purposes, the composition of the board of directors shall remain the same until the new director or directors have been elected by the ordinary annual meeting of shareholders.

Directors shall be elected for periods of three (3) years and may be re-elected.	Directors shall be elected for periods of three (3) years and may be re-elected.

Whenever a person is elected as a class A or class F director, as the case may be, due to the position that such person occupies at an institution that is a class A or class F shareholder, respectively, and this is expressly stated at the time of such person’s nomination and election, then, after having been elected as such, said person shall submit his or her resignation as a director of the corporation if such person ceases to have the stated relation with said institution. Should such person fail to submit his or her resignation as a director of the corporation, the board of directors may declare the position vacant and proceed to fill the vacancy by electing a new director. The new director shall hold such office for the remainder of the period for which the director whose resignation or removal caused said vacancy had been elected.

Whenever a person is elected as a class A or class F director, as the case may be, due to the position that such person occupies at an institution that is a class A or class F shareholder, respectively, and this is expressly stated at the time of such person’s nomination and election, then, after having been elected as such, said person shall submit his or her resignation as a director of the corporation if such person ceases to have the stated relation with said institution. Should such person fail to submit his or her resignation as a director of the corporation, the board of directors may declare the position vacant and proceed to fill the vacancy by electing a new director. The new director shall hold such office for the remainder of the period for which the director whose resignation or removal caused said vacancy had been elected.

A-2 Proxy Statement 2020

Current Articles of Incorporation	Redline of Proposed Changes
The holders of class A, class E and class F shares shall vote separately as a class for the election of directors of the corporation.	The holders of class A, class E and class F shares shall vote separately as a class for the election of directors of the corporation.

The holders of class A, class E and class F shares may meet separately as a class, whenever deemed convenient, for the purpose of removing a director elected by such class. In addition, in the event of a vacancy among the directors elected by any such class, if the board of directors has not filled the corresponding vacancy, such class may meet separately to elect a new director for the remainder of the period of its predecessor.

The holders of class A, class E and class F shares may meet separately as a class, whenever deemed convenient, for the purpose of removing a director elected by such class. In addition, in the event of a vacancy among the directors elected by any such class, if the board of directors has not filled the corresponding vacancy, such class may meet separately to elect a new director for the remainder of the period of its predecessor.

For the election of directors, the shareholders of each class shall have a number of votes equal to the number of shares for such class held by the shareholder, multiplied by the number of directors to be elected by such class, and the shareholder may cast all of the votes in favor of one candidate or distribute them among all the directors to be elected, or among two or more of them, as the shareholder may decide.

For the election of directors, the shareholders of each class shall have a number of votes equal to the number of shares for such class held by the shareholder, multiplied by the number of directors to be elected by such class, and the shareholder may cast all of the votes in favor of one candidate or distribute them among all the directors to be elected, or among two or more of them, as the shareholder may decide.

The meetings of the board of directors shall be held as frequently as the by-laws stipulate, or as determined by the board of directors, in the Republic of Panama or in any other country. Directors will be deemed to be present at meetings of the board of directors if they are in direct communication by telephone, videoconference or any other means of communications authorized by the board of directors.

The meetings of the board of directors shall be held as frequently as the by-laws stipulate, or as determined by the board of directors, in the Republic of Panama or in any other country. Directors will be deemed to be present at meetings of the board of directors if they are in direct communication by telephone, videoconference or any other means of communications authorized by the board of directors.

Notice of meetings of the board of directors shall be given to each director by an officer or director of the corporation, by personal delivery, fax, e-mail, telex, courier or air mail. The presence of a majority of the directors in office who are not employees of the corporation shall be required in order to hold a valid meeting of the board of directors.

Notice of meetings of the board of directors shall be given to each director by an officer or director of the corporation, by personal delivery, fax, e-mail, telex, courier or air mail. The presence of a majority of the directors in office who are not employees of the corporation shall be required in order to hold a valid meeting of the board of directors.

The resolutions of the board of directors shall be adopted by the affirmative vote of the majority of the directors present at the meeting.	The resolutions of the board of directors shall be adopted by the affirmative vote of the majority of the directors present at the meeting.

Written resolutions of the board of directors that have been signed by a majority of the directors of the corporation shall be valid and binding resolutions of the board of directors, even if they have been signed on different dates and at different places, provided that the proposed resolution has been timely circulated among all directors.

Written resolutions of the board of directors that have been signed by a majority of the directors of the corporation shall be valid and binding resolutions of the board of directors, even if they have been signed on different dates and at different places, provided that the proposed resolution has been timely circulated among all directors.

Proxy Statement 2020 A-3

PROPUESTA 5: Modificación al Artículo 12 del Pacto Social (Español)
Pacto Social Vigente	Propuesta de modificación con las modificaciones marcadas
ARTÍCULO 12: (Junta Directiva)	ARTÍCULO 12: (Junta Directiva)

La junta directiva tendrá la dirección y control de los negocios y bienes de la sociedad, salvo en los casos que ello corresponda a la junta de accionistas de acuerdo a la ley o a este pacto social. Sin limitar la generalidad de lo anterior, la junta directiva podrá disponer de los bienes de la sociedad y darlos en garantía para respaldar obligaciones de la sociedad o de sus subsidiarias o afiliadas o de personas en las que la sociedad tenga un interés.

La junta directiva tendrá la dirección y control de los negocios y bienes de la sociedad, salvo en los casos que ello corresponda a la junta de accionistas de acuerdo a la ley o a este pacto social. Sin limitar la generalidad de lo anterior, la junta directiva podrá disponer de los bienes de la sociedad y darlos en garantía para respaldar obligaciones de la sociedad o de sus subsidiarias o afiliadas o de personas en las que la sociedad tenga un interés.

La junta directiva podrá otorgar poderes generales o especiales que faculten a los directores, dignatarios, funcionarios de la sociedad o a terceras personas para gestionar cuantos asuntos la junta directiva estime oportuno encomendarles y que sean competencia de la junta directiva.

La junta directiva podrá otorgar poderes generales o especiales que faculten a los directores, dignatarios, funcionarios de la sociedad o a terceras personas para gestionar cuantos asuntos la junta directiva estime oportuno encomendarles y que sean competencia de la junta directiva.

La junta directiva estará constituida por diez (10) miembros, pero podrá ser aumentada a once (11) miembros, según se establece a continuación:	La junta directiva estará constituida por diez (10) miembros, pero podrá ser aumentada a once (11) miembros, según se establece a continuación:

a) tres (3) directores serán elegidos por los tenedores de acciones comunes de la clase A	a) tres (3) directores serán elegidos por los tenedores de acciones comunes de la clase A

b) cinco (5) directores serán elegidos por los tenedores de acciones comunes de la clase E;	b) cinco (5) directores serán elegidos por los tenedores de acciones comunes de la clase E;

c) dos (2) directores serán elegidos por los tenedores de todas las acciones comunes; de los cuales un candidato a elección incluirá al Presidente Ejecutivo de la sociedad; y	c) dos (2) directores serán elegidos por los tenedores de todas las acciones comunes; ~~de los cuales un candidato a elección incluirá al Presidente Ejecutivo de la sociedad;~~ y

d) siempre y cuando el número de acciones comunes emitidas y en circulación de la clase F sea igual o superior al quince por ciento (15%) del número total de acciones comunes emitidas y en circulación de la sociedad, los tenedores de acciones comunes de la clase F tendrán derecho a elegir a un (1) director de la sociedad. Para los propósitos de este párrafo, el treinta y uno (31) de diciembre de cada año, el Presidente conjuntamente con el Secretario de la sociedad determinarán, en base al registro de acciones, el porcentaje de las acciones comunes de la clase F que se encuentren emitidas y en circulación en relación con el total de acciones comunes emitidas y en circulación a dicha fecha. Si el porcentaje así determinado fuese tal

d) siempre y cuando el número de acciones comunes emitidas y en circulación de la clase F sea igual o superior al quince por ciento (15%) del número total de acciones comunes emitidas y en circulación de la sociedad, los tenedores de acciones comunes de la clase F tendrán derecho a elegir a un (1) director de la sociedad. Para los propósitos de este párrafo, el treinta y uno (31) de diciembre de cada año, el Presidente conjuntamente con el Secretario de la sociedad determinarán, en base al registro de acciones, el porcentaje de las acciones comunes de la clase F que se encuentren emitidas y en circulación en relación con el total de acciones comunes emitidas y en circulación a dicha fecha. Si el porcentaje así determinado fuese tal

Proxy Statement 2020 B-1

Pacto Social Vigente	Propuesta de modificación con las modificaciones marcadas

que dé derecho a los tenedores de acciones comunes de la clase F elegir a dicho director, la sociedad tomará las medidas correspondientes para la elección del mismo en la próxima asamblea general anual ordinaria de accionistas. Por el contrario, si el porcentaje así determinado fuese tal que haga que los tenedores de acciones comunes de la clase F pierdan su derecho de representación en la junta directiva, así se hará saber en la próxima asamblea general anual ordinaria de accionistas y el director de la clase F que estuviese ocupando el cargo de director desempeñará dicho cargo sólo hasta la fecha de la mencionada asamblea general anual ordinaria de accionistas, aún cuando no venza en dicha fecha el período de tres (3) años para el cual haya sido electo. Aún cuando los accionistas de la clase F hubiesen perdido en un año el derecho a elegir a un (1) director, dicho derecho será recuperado si al 31 de diciembre de cualquier año siguiente, los tenedores de acciones comunes de la clase F tienen un porcentaje de participación que les permite elegir a un (1) director, según lo contemplado en este artículo.

que dé derecho a los tenedores de acciones comunes de la clase F elegir a dicho director, la sociedad tomará las medidas correspondientes para la elección del mismo en la próxima asamblea general anual ordinaria de accionistas. Por el contrario, si el porcentaje así determinado fuese tal que haga que los tenedores de acciones comunes de la clase F pierdan su derecho de representación en la junta directiva, así se hará saber en la próxima asamblea general anual ordinaria de accionistas y el director de la clase F que estuviese ocupando el cargo de director desempeñará dicho cargo sólo hasta la fecha de la mencionada asamblea general anual ordinaria de accionistas, aún cuando no venza en dicha fecha el período de tres (3) años para el cual haya sido electo. Aún cuando los accionistas de la clase F hubiesen perdido en un año el derecho a elegir a un (1) director, dicho derecho será recuperado si al 31 de diciembre de cualquier año siguiente, los tenedores de acciones comunes de la clase F tienen un porcentaje de participación que les permite elegir a un (1) director, según lo contemplado en este artículo.

La junta directiva podrá postular candidatos para los cargos de director de las clases E, F y aquellos que serán electos por todas las clases conjuntamente.	La junta directiva podrá postular candidatos para los cargos de director de las clases E, F y aquellos que serán electos por todas las clases conjuntamente.

En la asamblea general anual ordinaria de accionistas, los accionistas de cada clase elegirán el o los directores que corresponda elegir a cada clase de acción, de conformidad con el procedimiento mencionado en este artículo y en el pacto social. Para todos los efectos legales, la composición de la junta directiva permanecerá igual hasta que el o los nuevos directores hayan sido elegidos por la asamblea general anual ordinaria de accionistas.

En la asamblea general anual ordinaria de accionistas, los accionistas de cada clase elegirán el o los directores que corresponda elegir a cada clase de acción, de conformidad con el procedimiento mencionado en este artículo y en el pacto social. Para todos los efectos legales, la composición de la junta directiva permanecerá igual hasta que el o los nuevos directores hayan sido elegidos por la asamblea general anual ordinaria de accionistas.

Los directores serán elegidos por períodos de tres (3) años y podrán ser reelegidos.	Los directores serán elegidos por períodos de tres (3) años y podrán ser reelegidos.

Cuando al momento de ser elegido como director de la sociedad en representación de los accionistas de la clase A o de la clase F, según sea el caso, una persona hubiese sido elegida en función del cargo que ocupa en una institución que es accionista de la clase A o de la clase F, respectivamente, y así se deja expresa constancia al momento de su postulación y elección, y con posterioridad a tal elección la vinculación antes referida termine, la persona antes mencionada deberá proceder a presentar la renuncia del cargo de director. Si no lo hiciera, la junta directiva podrá declarar que se ha producido una vacante y se procederá a llenar la misma

Cuando al momento de ser elegido como director de la sociedad en representación de los accionistas de la clase A o de la clase F, según sea el caso, una persona hubiese sido elegida en función del cargo que ocupa en una institución que es accionista de la clase A o de la clase F, respectivamente, y así se deja expresa constancia al momento de su postulación y elección, y con posterioridad a tal elección la vinculación antes referida termine, la persona antes mencionada deberá proceder a presentar la renuncia del cargo de director. Si no lo hiciera, la junta directiva podrá declarar que se ha producido una vacante y se procederá a llenar la misma

B-2 Proxy Statement 2020

Pacto Social Vigente	Propuesta de modificación con las modificaciones marcadas

mediante la elección de un nuevo director. El director así elegido ejercerá su cargo hasta el vencimiento del período para el cual fue elegido el director cuya renuncia o separación haya causado la vacante.

mediante la elección de un nuevo director. El director así elegido ejercerá su cargo hasta el vencimiento del período para el cual fue elegido el director cuya renuncia o separación haya causado la vacante.

En las elecciones de los miembros de la junta directiva, los tenedores de acciones comunes de la clase A, de la clase E y de la clase F votarán por separado.	En las elecciones de los miembros de la junta directiva, los tenedores de acciones comunes de la clase A, de la clase E y de la clase F votarán por separado.

Los accionistas de cada una de las clases de acciones comunes A, E y F podrán reunirse por separado cuando así lo estimen conveniente, con el fin de remover cualesquiera de los directores que ellos hayan elegido; además, podrán así reunirse para elegir un nuevo director en el caso de que haya ocurrido una vacante entre los directores elegidos por la respectiva clase de accionistas, por el resto del período de sus predecesores, si la junta directiva no hubiese llenado la vacante correspondiente.

Los accionistas de cada una de las clases de acciones comunes A, E y F podrán reunirse por separado cuando así lo estimen conveniente, con el fin de remover cualesquiera de los directores que ellos hayan elegido; además, podrán así reunirse para elegir un nuevo director en el caso de que haya ocurrido una vacante entre los directores elegidos por la respectiva clase de accionistas, por el resto del período de sus predecesores, si la junta directiva no hubiese llenado la vacante correspondiente.

En las elecciones de los miembros de la junta directiva, los tenedores de acciones de cada clase tendrán un número de votos igual al número de acciones de la clase respectiva que le corresponda, multiplicado por el número de directores por elegir, y podrán dar todos sus votos a favor de un solo candidato o distribuirlos entre el número total de directores por elegir o entre dos o más de ellos, como lo crean conveniente.

En las elecciones de los miembros de la junta directiva, los tenedores de acciones de cada clase tendrán un número de votos igual al número de acciones de la clase respectiva que le corresponda, multiplicado por el número de directores por elegir, y podrán dar todos sus votos a favor de un solo candidato o distribuirlos entre el número total de directores por elegir o entre dos o más de ellos, como lo crean conveniente.

Las reuniones de los directores se celebrarán con la periodicidad que se establezca en los estatutos, o según disponga la propia junta directiva, en la República de Panamá o en cualquier otro país. Las reuniones de la junta directiva se entenderán entre personas presentes si los directores participantes en dicha reunión están en comunicación directa entre sí por medio de teléfono, videoconferencia o cualquier otro medio de comunicación autorizado por la junta directiva.

Las reuniones de los directores se celebrarán con la periodicidad que se establezca en los estatutos, o según disponga la propia junta directiva, en la República de Panamá o en cualquier otro país. Las reuniones de la junta directiva se entenderán entre personas presentes si los directores participantes en dicha reunión están en comunicación directa entre sí por medio de teléfono, videoconferencia o cualquier otro medio de comunicación autorizado por la junta directiva.

La citación para cualquier reunión de la junta directiva la hará cualquier director o dignatario de la sociedad mediante aviso personal, por fax, por correo electrónico, por telex, por courier o por correo aéreo, a cada director. Se necesitará la presencia de la mayoría de los directores en ejercicio de su cargo y que no sean empleados de la sociedad, para poder celebrar una reunión válida de la junta directiva

La citación para cualquier reunión de la junta directiva la hará cualquier director o dignatario de la sociedad mediante aviso personal, por fax, por correo electrónico, por telex, por courier o por correo aéreo, a cada director. Se necesitará la presencia de la mayoría de los directores en ejercicio de su cargo y que no sean empleados de la sociedad, para poder celebrar una reunión válida de la junta directiva

Las resoluciones de la junta directiva deberán adoptarse mediante el voto favorable de la mayoría de los directores presentes.	Las resoluciones de la junta directiva deberán adoptarse mediante el voto favorable de la mayoría de los directores presentes.
Proxy Statement 2020 B-3

Pacto Social Vigente	Propuesta de modificación con las modificaciones marcadas

Las resoluciones de la junta directiva aprobadas por escrito y firmadas por una mayoría de los directores de la sociedad en ejercicio de su cargo serán válidas y obligatorias como resoluciones de la junta directiva, aunque sean firmadas en fechas y lugares distintos, siempre que se haya dado oportuno conocimiento de la resolución propuesta a todos los directores.

Las resoluciones de la junta directiva aprobadas por escrito y firmadas por una mayoría de los directores de la sociedad en ejercicio de su cargo serán válidas y obligatorias como resoluciones de la junta directiva, aunque sean firmadas en fechas y lugares distintos, siempre que se haya dado oportuno conocimiento de la resolución propuesta a todos los directores.

B-4 Proxy Statement 2020

Bladex

BANCO LATINOAMERICANO
DE COMERCIO EXTERIOR, S.A.
P.O. BOX 0819-08730
PANAMA CITY, PANAMA

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/BLX2020**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D06277-P35796

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

The Board of Directors recommends you vote FOR the following proposals:

3. Election of Director

FOR HOLDERS OF CLASS E SHARES: ELECTION OF ONE DIRECTOR.	For	Withhold
3a. Mario Covo	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

D06278-P35796

Bladex

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

P R O X Y

The undersigned, revoking all previous proxies, hereby appoints Ricardo Manuel Arango and Joao Carlos de Nóbrega Pecego, or any one of them, each with full power of substitution, as proxy holder in place of the undersigned person, to vote all shares of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the "Bank") which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Bank to be held virtually at www.virtualshareholdermeeting.com/BLX2020, on April 29, 2020 at 10:30 a.m. (Panama time), and at any postponements or adjournments thereof.

The shares represented by this proxy, when properly executed, will be voted in the manner directed herein by the undersigned. Unless otherwise specified in the squares provided or as indicated on the reverse side, the undersigned's vote will be cast FOR Proposals (1), (2), (3), (4) and (5) and in the proxy holder's discretion with respect to any other business which may properly come before the Annual Meeting or any postponements or adjournments thereof. If any other matters properly come before the Annual Meeting of Shareholders or any postponements or adjournments thereof, the persons named in this proxy will vote in their discretion.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.

Bladex
BANCO LATINOAMERICANO
DE COMERCIO EXTERIOR, S.A.
P.O. BOX 0819-08730
PANAMA CITY, PANAMA

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/BLX2020**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

For any inquiries related to the voting, please contact Bladex Shareholder Relations Department by phone +(507) 210 8667 or by email Lpolo@bladex.com.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D06279-P35796-Z76840

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

The Board of Directors recommends you vote FOR the following proposals:

3. Election of Directors

FOR HOLDERS OF CLASS A SHARES. ELECTION OF TWO CLASS A DIRECTORS.	For	Withhold
To grant proxy holders the discretion to vote for any nominated Class A Director.	☐	☐

Holders of the class A shares have the right to nominate directors at the Annual Meeting or at any time prior thereto.

Signature [PLEASE SIGN WITHIN BOX] Date

Name Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

D06280-P35796-Z76840

Bladex

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

P R O X Y

The undersigned, revoking all previous proxies, hereby appoints Ricardo Manuel Arango and Joao Carlos de Nóbrega Pecego, or any one of them, each with full power of substitution, as proxy holder in place of the undersigned person, to vote all shares of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the "Bank") which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Bank to be held virtually at www.virtualshareholdermeeting.com/BLX2020, on April 29, 2020 at 10:30 a.m. (Panama time), and at any postponements or adjournments thereof.

The shares represented by this proxy, when properly executed, will be voted in the manner directed herein by the undersigned. Unless otherwise specified in the squares provided or as indicated, the undersigned's vote will be cast FOR proposals (1), (2), (3), (4) and (5) and in the proxy holder's discretion with respect to any other business which may properly come before the Annual Meeting or any postponements or adjournments thereof. If any other matters properly come before the Annual Meeting of Shareholders or any postponements or adjournments thereof, the persons named in this proxy will vote in their discretion.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.